1933 Act/Rule 485(a)

May 22, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Virtus Opportunities Trust
File Nos. 333-191940 and 811-22906
Post-Effective Amendment No. 2

To The Commission Staff:

On behalf of Virtus Alternative Solutions Trust (the “Trust” or “Registrant”), transmitted herewith for filing under Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 2 of the Registrant’s Registration Statement on Form N-1A.

This amendment is being filed for the purpose of adding a new series to the Trust, Virtus Strategic Income Fund.

Please contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790 if you have any questions concerning this amendment.

Very truly yours,

/s/ Jennifer Fromm
Jennifer Fromm

cc:	Ann Flood